U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                      SEC File Number 0-30641
                                                       CUSIP Number 50172 A

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

For Period Ended:  September 30, 2002
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     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above,
identify    the    Item(s)  to  which  the  notification relates:   N/A
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Part I - Registrant Information
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Full Name of Registrant: L.A.M. Pharmaceutical, Corp.

Former Name if Applicable:   N/A.

Address of Principal Executive Office (Street and Number)

         800 Sheppard Avenue West
         Commercial Unit 1

City, State and Zip Code

         North Ontario
         Canada  M3H 6B4

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Part II - Rules 12b-25(b) and (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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     State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     On November 14, 2002 the Company's Chief Executive and Financial Officer was traveling and away from the Company's principal executive office. As a result, he did not have time to review and sign the report in sufficient time so as to permit the filing of the report by 5:30 p.m. Eastern time on November 14, 2002.

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Part IV - Other Information
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(1) Name and telephone number of person to contact in regard to this notification

              William T. Hart            (303)                839-0061
                   (Name)             (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been
     filed? If answer is no, identify report(s).      [X] Yes  [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           L.A.M. Pharmaceutical Corp.
                         ------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 14, 2002         By     /s/ William T. Hart
                                        ------------------------
                                        William T. Hart
                                        Attorney for L.A.M. Pharmaceutical Corp.
                                        1624 Washington Street
                                        Denver, CO 80203
                                        (303) 839-0061




                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).